CM 3/22

BB 3/17

UNI
SECURITIES AND
Washin

04015779

SEC MAIL PROCESSING RECEIVED MAR 1 1 2004 WASH. D.C. 187 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.R. Beal & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Campbell (212) 894-7117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bernard B. Beal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. Beal & Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Keith Golden
Notary Public - State of New York
New York County
My Commission Expires
May 27, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemptive Provisions under Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

M.R. BEAL & COMPANY

December 31, 2003

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (a Virginia limited partnership) as of December 31, 2003, and the related statements of operations, changes in partners' capital, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 17, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

M.R. Beal & Company

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$1,314,995
Receivable from clearing broker	1,415,900
Commissions and investment banking fees receivable	398,373
Financial advisory fees receivable	88,050
Securities owned, at market value	231,530
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $190,879	126,522
Due from related parties	347,726
Other assets	458,203
Total assets	$4,381,299

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Payable to brokers and dealers	$ 455,744
Accrued compensation and benefits	1,408,302
Accrued expenses and other liabilities	574,581
Subordinated debt	740,000
Total liabilities	3,178,627
Partners' capital	1,202,672
Total liabilities and partners' capital	$4,381,299

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

STATEMENT OF OPERATIONS

Year ended December 31, 2003

Revenues	
Syndicate and underwriting fees	$ 7,948,476
Trading revenues	1,736,060
Commissions	899,522
Financial advisory fees	170,588
Interest and dividends	55,650
Total revenues	10,810,296
Expenses	
Compensation and employee benefits	7,162,708
Business development	735,072
Occupancy and equipment	581,054
Communications	375,189
Professional fees	526,710
Clearance	268,994
Office supplies and postage	124,159
Interest	109,294
Other	322,145
Total expenses	10,205,325
NET INCOME	$ 604,971

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year ended December 31, 2003

	General Partner	Limited Partner	Total partners' capital
Balance at January 1, 2003	$ 901,791	$20,059	$ 921,850
Net income	598,921	6,050	604,971
Capital withdrawals	(324,149)	-	(324,149)
Balance at December 31, 2003	$1,176,563	$26,109	$1,202,672

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2003

Subordinated debt, January 1, 2003	$ 440,000
Issuance of subordinated debt	500,000
Repayment of subordinated debt	(200,000)
Subordinated debt, December 31, 2003	$ 740,000

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 604,971
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	56,709
(Increase) decrease in operating assets	
Receivable from clearing broker	(1,316,178)
Commission and investment banking fees receivable	451,083
Financial advisory fees receivable	(71,166)
Due from related parties	(48,718)
Securities owned	(115,175)
Other assets	(376,196)
(Decrease) increase in operating liabilities	
Due to brokers and dealers	455,744
Accrued expenses and other liabilities	134,386
Net cash used in operating activities	(224,540)
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(92,830)
Net cash used in investing activities	(92,830)
Cash flows from financing activities	
Payment of subordinated liabilities	(200,000)
Subordinated loan funded	500,000
Capital withdrawal by General Partner	(324,149)
Net cash used in financing activities	(24,149)
NET DECREASE IN CASH	(341,519)
Cash at beginning of year	1,656,514
Cash at end of year	$ 1,314,995
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Interest	$ 82,309
Noncash operating activity:	
Marketable securities received in payment of receivables from related party	$116,355

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") rule 15c3-3 (the Customer Protection Rule), pursuant to provision k(2)(ii) of the Rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner"). Partnership profits and losses are allocated 99% to the General Partner and 1% to the Limited Partner.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

Federal income taxes are not provided by the Company as such taxes represent obligations of the individual partner.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the economic useful lives of the improvements.

The Company considers money market funds to be cash equivalents.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company's customers are carried on a fully disclosed basis by a clearing broker, National Financial Services, LLC ("NFS"), pursuant to a clearing agreement (the "Agreement"). During the year, the Pershing division of Donaldson, Lufkin & Jenrette Securities ("Pershing") was also used as a clearing broker. Receivable from clearing broker represents cash on deposit at the clearing broker. The clearing brokers are members of various stock exchanges and are subject to the rules and regulations of such organizations as well as those of the SEC.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company. At December 31, 2003, there were no such commitments outstanding.

The Company has obligations for its office space in New York City, New Jersey and a corporate apartment under the terms of noncancelable operating lease agreements that expire through 2014. Rent expense for the year ended December 31, 2003 was approximately $335,000. Future minimum annual rental commitments under these agreements are as follows:

Year ending December 31,	
2004	$ 287,275
2005	384,100
2006	384,100
2007	384,100
2008	384,100
Thereafter	2,471,043

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $1,677,560, which was $1,577,560 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .86 to 1. Proprietary accounts, held at NFS ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and NFS which requires, among other things, NFS to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

NOTE F - SUBORDINATED LIABILITIES

On November 23, 1998, the Company entered onto an agreement with its limited partner, Prudential Insurance Company of America ("Prudential" or the "Limited Partner") for Prudential to redeem all but 1% of its limited partnership interest for $990,000 as of January 31, 1999. As part of this agreement, Prudential had agreed to provide the Company with $890,000 of subordinated debt, which bears interest at 7.55% per annum.

The Company repaid $650,000 of the subordinated debt on its scheduled maturity dates through December 31, 2003. The remaining subordinated debt matures as follows:

February 1, 2004 (except as described below)	$240,000

The subordinated liability is subject to an accelerated payment and interest in an amount equal to twelve and one-half percent (12-1/2%) of the net pretax profits of the Company, before bonuses, as defined, payable forty-five days after the completion of the annual audit, as defined.

The Company has a subordinated revolving credit agreement (the "Revolver") with a financial institution under which it may borrow up to $15,000,000 and which matures on April 7, 2004. The purpose of the Revolver is to support the Company in maintaining liquidity and regulatory capital for the purpose of underwriting securities. Interest expense on the borrowings is primarily determined by the profitability of the underwriting. There were no borrowings outstanding under the Revolver at December 31, 2003.

NOTE F (continued)

The Company, during December 2003, entered into a subordinated loan agreement with the General Partner for $500,000. The loan will mature February 15, 2005 and bears an interest rate of 5.5%.

These subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule 15c3-1. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE G - RELATED PARTY TRANSACTIONS

At December 31, 2003, the Company has a noninterest-bearing advance in the amount of $300,000 from its Chief Executive Officer. In addition, the Company has receivables from related parties amounting to $47,726.

NOTE H - PARTNERS' CAPITAL

In January 1999, the Company redeemed all of the Limited Partner's rights, title and interest in the Company, including its entire capital account in the Company, except for a $10,000 capital balance (the "Retained Interest"). The Retained Interest is allocated profits and losses of the Company as if it constituted one percent (1%) of all capital balances of the Company. Within 90 days after the payment in full by the Company of the Prudential subordinated liability, the Company is required to redeem the Retained Interest at an amount equal to the capital balance of the Limited Partner.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance-sheet risk or concentration of credit risk. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

At December 31, 2003, the Company's cash and cash equivalents balance was held at one major New York-based financial institution.

SUPPLEMENTARY INFORMATION

Schedule I

M.R. Beal & Company

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital	
Partners' capital	$1,202,672
Additions	
Subordinated liabilities	740,000
Discretionary bonuses	960,000
Deductions	
Nonallowable assets	
Commission and investment banking fees receivable	169,881
Financial advisory fees receivable	88,050
Due from affiliates	347,726
Furniture, equipment and leasehold improvements, net	126,522
Other assets	458,203
Total nonallowable assets	1,190,382
Net capital before haircuts	1,712,290
Haircuts	34,730
Net capital	1,677,560
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,438,627 or $100,000	100,000
Excess net capital	$1,577,560
Ratio of aggregate indebtedness to net capital	.86 to 1
Schedule of aggregate indebtedness:	
Payable to brokers or dealers	$ 455,744
Accrued compensation and benefits	408,302
Accrued expenses and other liabilities	574,581
	$1,438,627

There were no material differences noted between the above computation and the Company's computation included in Part II A of Form X-17A-5 as of December 31, 2003.

M.R. Beal & Company

STATEMENT REGARDING RULE 15c3-3

December 31, 2003

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

M.R. BEAL & COMPANY

December 31, 2003

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
M.R. Beal & Company

In planning and performing our audit of the financial statements of M.R. Beal & Company (the "Company") for the year ended December 31, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 17, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com